FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 3 October 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1. September Traffic & Capacity Statistics 3 October 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date: 3 October 2003
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - September 2003

Summary of the headline figures

In September 2003, overall load factor fell 1.6 points to 67.7 per cent. Passenger capacity, measured in Available Seat Kilometres, was 3.7 per cent above September 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 1.5 per cent. This resulted in a passenger load factor down 1.4 points versus last year, to 75.7 per cent. The increase in traffic comprised a 0.5 per cent decrease in premium traffic and a 2.1 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 4.2 per cent.

For the July to September quarter, ASKs rose by 1.8 percent, with RPKs rising by 2.6 percent. This resulted in an increase in passenger load factor of 0.6 points, to 74.2 percent. This comprised a 0.4 per cent fall in premium traffic and a 3.7 percent increase in non-premium traffic. CTKs fell by 0.8 per cent.

Market conditions

Overall market conditions are largely unchanged with traffic volumes remaining very sensitive to yield. Premium volumes are broadly stable but still significantly below levels seen previously.

Strategic Developments

British Airways reached agreement on the 2003 pay deal with its ground support staff and administrative staff for a one year increase in basic pay of 3 per cent backdated to January 2003.

British Airways and Swiss International Airlines signed a legally binding memorandum of understanding on a commercial agreement. British Airways and Swiss plan joint operations between the UK and Switzerland, with codesharing on London Heathrow Swiss routes from October 26, that will give both airlines customers convenient access to worldwide destinations via London and Zurich.

The Swiss frequent flyer scheme will be integrated gradually into the British Airways Executive Club. In addition, British Airways will enter into a slot exchange agreement for eight Heathrow daily slot pairs from Swiss. Swiss will also enter the oneworld alliance, of which British Airways is a founder member.

British Airways announced plans to resume direct flights to the Pakistan capital, Islamabad this winter. Flights will restart on Monday, December 1, 2003 and are available for sale. The flights from London Heathrow will depart on Mondays, Wednesdays and Saturdays and from Islamabad on Tuesdays, Thursdays and Sundays.

British Airways resumed flights from London Heathrow to Saudi Arabia. The decision to restart flights followed a thorough review of security in and around Riyadh and Jeddah airports, in co-operation with the UK governments Department for Transport and the Saudi authorities.

As part of the airlines fleet simplification programme, the last of five ATR aircraft was returned to the lessors. There are now no turbo prop aircraft in the mainline fleet.

Rod Eddington, chief executive of British Airways and chairman of the Association of European Airlines, called on the United States and the European Commission to create a new air treaty that will link the domestic market in the United States with the single market in the European Union.

His call came on the eve of historic talks that were the first since the European Commission was given a mandate earlier this year to negotiate on behalf of all European Union member states.

The airline hopes the talks will pave the way for a common aviation area that will allow airlines the same freedoms as other business sectors to conduct cross border mergers, acquisitions and joint ventures.

October 3, 2003
BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of September Financial year to date
April through September
BRITISH AIRWAYS GROUP Change Change
SCHEDULED SERVICES 2003 2002 (%) 2003 2002 (%)

Passengers carried (000)
UK/Europe 2123 2203 -3.6 13575 13609 -0.2
Americas 588 575 +2.3 3703 3493 +6.0
Asia Pacific 137 143 -4.5 671 795 -15.6
Africa and Middle East 236 222 +6.3 1329 1249 +6.3
Total 3085 3144 -1.9 19277 19146 +0.7

Revenue passenger km (m)
UK/Europe 1850 1822 +1.5 11500 11036 +4.2
Americas 3941 3882 +1.5 24750 23530 +5.2
Asia Pacific 1450 1469 -1.3 7172 8113 -11.6
Africa and Middle East 1578 1498 +5.3 8880 8305 +6.9
Total 8818 8670 +1.7 52302 50984 +2.6

Available seat km (m)
UK/Europe 2554 2454 +4.1 16262 15487 +5.0
Americas 5278 5068 +4.1 31834 31483 +1.1
Asia Pacific 1776 1729 +2.7 10303 10370 -0.6
Africa and Middle East 2047 1992 +2.8 12113 11950 +1.4
Total 11655 11243 +3.7 70513 69291 +1.8

Passenger load factor (%)
UK/Europe 72.5 74.2 -1.7 pts 70.7 71.3 -0.6 pts
Americas 74.7 76.6 -1.9 pts 77.7 74.7 +3.0 pts
Asia Pacific 81.6 85.0 -3.4 pts 69.6 78.2 -8.6 pts
Africa and Middle East 77.1 75.2 +1.9 pts 73.3 69.5 +3.8 pts
Total 75.7 77.1 -1.4 pts 74.2 73.6 +0.6 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK) 363 348 +4.2 2087 2103 -0.8
Total RTK 1246 1217 +2.4 7316 7201 +1.6
Available tonne km (m) 1817 1733 +4.8 10805 10667 +1.3

Overall load factor (%) 68.6 70.2 -1.6 pts 67.7 67.5 +0.2 pts

Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003. Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602